Glossary

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GPRS

3G: Third generation

ACA: Australian Communications Authority

ACCC: Australian Competition and Consumer Commission

Access line: a fixed or wireless local access connection between a customer's premises and a carrier's local switch

ACIF: Australian Communications Industry Forum

ACT: Australian Capital Territory

ADR: American Depositary Receipts

ADSL (Asymmetric Digital Subscriber Line): a compression technology that allows combinations of services including voice, data and one-way, full motion video to be delivered over existing copper feeder, distribution and subscriber lines

ADS: American Depositary Shares

ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment, from the harmful effects of radiation

ARPU: average revenue per user

ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals

Bandwidth: the capacity of a communication link

Broadband network: a network to support pay television and online services

CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission

Carriage service provider: a person that supplies a telecommunications service to the public using Carrier network infrastructure

Carrier: a licensed owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn (where expressed as an activity): the transfer of a customer's telecommunications' service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth: Commonwealth of Australia

CPE: Customer premises equipment

CSG: Customer service guarantee

DDS: digital data service

Declared Services: a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries or the recommendation of the TAF

e-commerce: e-commerce includes buying and selling electronically over a network

EFTPOS: Electronic Funds Transfer at Point of Sale

EME: electromagnetic energy

ESD: ecologically-sustainable development

Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol

Government: the Government of the Commonwealth of Australia

GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission.

GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and e-mail at any time

HFC: hybrid-fibre coaxial

IN: intelligent network

INP: inbound number portability

IP: internet protocol

IP-VPN: internet protocol virtual private network

ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video

ISP (Internet Service Providers): an internet service provider provides the link between an end user and the internet, usually by means of a dial-up service. An ISP is also likely to provide help desk, web hosting and e-mail services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider

LAN (local area network): a short distance data communications network used to link computers and other equipment

NGCR: Next Generation Cost Reduction

Number portability: the ability of end users to keep their telephone number when they change their telephone service provider.

PABX (Private Automated Branch Exchange): telephone equipment on a customer's premises seen as terminal equipment on the public network

Preselection: the ability of a customer to choose a service provider. Preselection is on a "permanent" basis when the customer selects a provider for all calls placed without an override code

PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service

RDN:Routed Data Network

Reseller: non-carrier providers of telecommunications services

SAM: Short Audio Messages

SDDSO: special digital data service obligation

SDN: switched data network

SIO: services in operation

SME: small and medium enterprises

SMS: short messaging service

TCW: Telstra Country Wide™

Telstra: Telstra Corporation Limited and its controlled entities as a whole

Telstra Entity: Telstra Corporation Limited

Telstra®: a registered trade mark of the Telstra Entity

Telstra Act: the Telstra Corporation Act 1991 (Cwth)

TEMS: Telstra's Environmental Management System

TIO: Telecommunications Industry Ombudsman

TPA: Trade Practices Act

TSLRIC: total service long run incremental cost

ULL (Unconditioned Local Loop): One or more twisted copper pairs between the exchange and the network boundary at a customer's premises

USGAAP: generally accepted accounting principles in the US

USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

WAN: wide area network

WAP: wireless application protocol

WDM: wave division multiplexing

WHO: World Health Organisation

Wireless Local Loops: low power, multi-directional radio systems to supply access to customers

xDSL: term used to describe various forms of digital subscriber line technologies that can provide very high speed service using existing copper lines